 Exhibit 99.1

First Mining Defines New Gold Zone with 6.52 g/t Au over 4.6 Metres in Initial Drilling Campaign at the Duparquet Gold Project

VANCOUVER, BC, Sept. 5, 2023 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce the confirmation of a new gold zone based on initial results from its Phase I exploration drilling program at the Duparquet Gold Project ("Duparquet Project" or the "Project") located in Quebec, Canada. Recent drilling at the Project occurred at the newly modeled "Buzz Zone" which intersected 6.52 g/t Au over 4.6 m and 1.19 g/t Au over 10.4 m in drill hole DUP23-002, and 4.94 g/t Au over 1.00 m as well as 2.16 g/t Au over 1.50 m in drill hole DUP23-003, confirming a newly modeled gold zone targeted proximal to the South Beattie Syenite contact.  In addition, results from drill hole DUP23-001 returned 2.28 g/t Au over 5.05 m, and drill hole DUP23-002 returned 8.70 g/t Au over 3.3 m, validating wireframes for the existing resource.

"These first drill holes have now confirmed a new modeled gold zone at the Duparquet Gold Project," stated Dan Wilton, CEO of First Mining. "With further drilling to continue, First Mining is well positioned to continue advancing this strategically important project located in the prolific Abitibi Greenstone Belt.  The ongoing drilling success at Duparquet will provide upside potential to the Duparquet Gold Project where First Mining is currently advancing on a PEA and expect to have that completed in Q3 2023."

Drilling Highlights:

  Initial drilling campaign at the Duparquet Project since acquisition confirms new gold zone
  "Buzz Zone" intercepts of 6.52 g/t Au over 4.6 m, 1.19 g/t Au over 10.4 m, 4.94 g/t Au over 1.0 m and 2.16 g/t Au over 1.5 m
  Additional intercepts in areas of geologic and wireframe validation which include 8.70 g/t Au over 3.3 m and 3.47 g/t Au over 7.75 m
  Continued demonstration of a sizeable and growth-enabled gold system in one of Canada's largest undeveloped gold projects

Table 1:  Selected Significant Drill Intercept Results at Buzz Zone

Hole ID		From (m)	To (m)	Length (m)	Grade (Au g/t)	Target
DUP23-002		450.8	455.4	4.60	6.52	Buzz
	inc.	452.6	454.4	1.80	12.82	Buzz
	inc.	453.5	454.4	0.90	18.60	Buzz
	and	582.0	592.4	10.40	1.19	Buzz
	inc.	587.8	588.5	0.70	3.97	Buzz
DUP23-003		659.0	660.0	1.00	4.94	Buzz
	and	715.5	717.0	1.50	2.16	Buzz

*Reported intervals are drilled core lengths (true widths are estimated at 75-85% of the core length interval); assay values are uncut

The Phase I drilling program commenced in May 2023 and is focused on validating, de-risking and unlocking exploration opportunities at the Duparquet Project, which has seen limited exploration since 2013.  First Mining's initial campaign is the first to be conducted within its newly consolidated and wholly owned mineral tenure at Duparquet, which now spans 19 km of strike length of the prolific Destor-Porcupine Fault Zone in the Abitibi Greenstone Belt.

The newly modeled "Buzz Zone" occurs immediately south of the existing Duparquet mineral resource, which includes a combined pit and selective underground mining scenario with additional tailings resource, and which is currently estimated at 3.4 million ounces of gold in the Measured & Indicated category, grading 1.55 g/t Au, and an additional 1.6 million ounces of gold in the Inferred category, grading 1.36 g/t Au*. Recent drilling by First Mining targeted a new potential zone surrounding a historical drill intercept (1.77 g/t Au over 30 m in drill hole B09-40, including 2.38 g/t Au over 4 m, 7.44 g/t Au over 3 m and 5.72 g/t Au over 2 m), with a recognized potential for significant expansion with confirmation of continuity.  First drilling by the Company at the Buzz Zone included two drill holes totalling 1,395 meters which demonstrate new mineralization over a strike length of 240 m which remains open in all directions.

* Details of the Duparquet Gold Project mineral resource can be found in the technical report entitled "NI 43-101 Technical Report and Mineral Resource Estimate Update for the Duparquet Project, Quebec, Canada" which was prepared by InnovExplo Inc. of Val d'Or, Quebec in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and has an effective date of September 12, 2022.

 Buzz Target

The Buzz target is located immediately south of the current resource wireframes at First Mining Gold's Duparquet Deposit (see Figure 1, Figure 2).  The Buzz Zone is a resource expansion target which is hosted within interpreted splay(s) off the prolific Destor Porcupine Fault Zone located in the Abitibi Greenstone Belt.

The mineralization at Duparquet is known to occur along high strain corridors within sheared and brecciated zones that straddle or cut though the margins of the Beattie syenite. The gold mineralization is associated with fine- to very fine-grained, disseminated pyrite and lesser arsenopyrite, and is associated with silicification, sericitization and ankeritization.

The second hole of the Phase I drill program, DUP23-002, was aimed at validating current mineralized resource wireframes and geological models while testing the Buzz Zone, a target previously underexplored due to the proximity of the historical boundary between the Duparquet property and the Porcupine East property, which was acquired by First Mining earlier this year. The Buzz Zone was intersected at a vertical depth of 355 metres and includes intervals of 6.52 g/t Au over 4.6 m, including 12.82 g/t Au over 1.8 m, and 1.19 g/t Au over 10.4 m, including 3.97 g/t Au over 0.7 m (Table 1). This drill hole also validated several of the modelled resource wireframes while confirming continuity at depth which included intervals of 8.70 g/t Au over 3.3 m and 0.94 g/t Au over 12.0 m. The drill hole also intersected additional mineralized zones near surface that had not been identified and included in the wireframes used in the current mineral resource estimate which included assay intervals of 2.72 g/t Au over 6.3 m from 106.0 m to 112.3 m, and 0.74 g/t Au over 20.25 m from 125.8 m to 146.0 m.

The third hole of the program, DUP23-003, located 230 m to the east of DUP23-002, intersected mineralization below the current resource with a potential for wireframe extension of up to 75 m, including a significant intercept of 3.47 g/t Au over 7.75 m from 378.85 m to 386.60 m. DUP23-003 also drill tested the Buzz Zone and returned 4.94 g/t Au over 1.0 m from 659.0 m to 660.0 m, and 2.16 g/t Au over 1.50 m from 715.5 m to 717.0 m, hosted within brecciated lithologies. Initial interpretation of the target intercept provides a positive vector at depth for a favourable host setting within the conventionally targeted syenite, approximately 100 m vertically deeper.

Figure 1: Drill Hole Locations - plan view map, highlighting the first three holes in the Phase I: 5000 m drill program (with red zones representing the modelled mineralization, and blue zones representing newly identified target areas) (CNW Group/First Mining Gold Corp.)

Figure 2: Oblique section of the first three holes drilled by First Mining Gold at the Duparquet Project, with red zones representing the modelled mineralization, and blue zones representing newly identified target areas (CNW Group/First Mining Gold Corp.)

2023 Duparquet Drilling Program

First Mining commenced a foundational drilling program in May 2023 with an initial 5,000 m drilling campaign that is focusing on the advancement of newly defined targets, as well as validating and expanding on resource growth and optimization opportunities.

The first three holes in the Phase I 5,000 m drilling program were aimed at validating the historical modelled mineralization and testing opportunities to extend the mineralization at depth and along strike. The Phase I program is also aiming to unlock exploration opportunities immediately surrounding the mineral resource, as well as at targeted areas that were identified from integrating datasets from the recently consolidated land tenure, which was historically underexplored and demonstrates potential to add additional mineral resources around the project (Figure 3).

Figure 3: First Mining’s Consolidated Land Tenure in Abitibi (CNW Group/First Mining Gold Corp.)

Other drill targets tested by First Mining include drilling around the historical Beattie mine, where there is still significant opportunity for validation and extension at depth.

Drill hole DUP23-001 targeted the depth extension of the mineralization at the contact of the Beattie syenite and mafic volcanics.  Two of the interpreted wireframes were intersected along the southern half of the Beattie Syenite. The hole intersected silicified, fine-grained syenite containing 0.5-1% pyrite and arsenopyrite and returned 2.28 g/t Au over 5.05 m, followed by a second zone approximately 105 m down the hole at the southern contact of the syenite with the volcanics, which returned 0.96 g/t Au over 9.8 m (Figure 4).

Figure 4: DUP23-001 Demonstrating potential below current open pit design (pit intersection shown in grey) (CNW Group/First Mining Gold Corp.)

Significant assay results from the Duparquet Gold Project drilling program are reported below in Table 2, and drill locations are provided in Table 3.

Results from the current drilling validate the existing resource model, having intersected gold mineralization within the pit shell and interpreted wireframes. The drilling results also confirm that the interpreted wireframes have continuity at depth and that significant new gold mineralization exists to the south, beyond the limits of the current mineral resource estimate.

The Company's exploration strategy at Duparquet is focused on advancing on multiple targets during this Phase I program, while continuing to integrate and modernize historical datasets to support drill targeting.

"We are looking forward to completing our Phase I drilling campaign and launching into the next round of drilling in the fall of 2023, with an improved understanding of the resource and the brownfields opportunities at Duparquet while unlocking further exploration potential at the drill bit and with regional greenfields campaigns," stated James Maxwell, First Mining's Vice President of Exploration.

Table 2: Significant Drill Intercept Results at Duparquet Gold Project

Hole ID		From (m)	To (m)	Length (m)	Grade (Au g/t)	Target
DUP23-001		259.50	264.55	5.05	2.28	Beattie
	and	365.20	375.00	9.80	0.96	Beattie
DUP23-002		44.00	47.00	3.00	0.96	Beattie
	and	106.00	112.30	6.30	2.72	Beattie
	and	125.75	146.00	20.25	0.74	Beattie
	and	354.00	357.30	3.30	8.70	Beattie
	inc.	354.00	355.00	1.00	18.80	Beattie
	and inc.	356.30	357.30	1.00	9.20	Beattie
	and	420.00	432.00	12.00	0.94	Beattie
	and	450.80	455.40	4.60	6.52	Buzz
	inc.	452.60	454.40	1.80	12.82	Buzz
	and inc.	453.50	454.40	0.90	18.60	Buzz
	and	582.00	592.40	10.40	1.19	Buzz
	inc.	587.80	588.50	0.70	3.97	Buzz
DUP23-003		60.50	65.50	5.00	6.08	Beattie
	inc.	60.50	61.50	1.00	11.80	Beattie
	and inc.	63.50	64.50	1.00	15.00	Beattie
	and	136.00	158.40	22.40	1.09	Beattie
	inc.	137.80	138.30	0.50	13.10	Beattie
	and	266.20	267.00	0.80	7.07	Beattie
	and	378.85	386.60	7.75	3.47	Beattie
	inc.	380.30	382.00	1.70	10.79	Beattie
	and	659.00	660.00	1.00	4.94	Buzz
	and	715.50	717.00	1.50	2.16	Buzz

*Reported intervals are drilled core lengths (true widths are estimated at 75-85% of the core length interval); assay values are uncut

Table 3: Drill Hole Locations, Duparquet Gold Project

Hole ID	Azimuth (°)	Dip (°)	Length (m)	Easting	Northing	Target
DUP23-001	175	63	507	630445	5374387	Beattie
DUP23-002	175	55	645	631053	5374400	Beattie and Buzz
DUP23-003	180	60	750	631307	5374429	Beattie and Buzz

Note: Collar coordinates in UTM NAD 83 z17

About the Duparquet Gold Project

The Duparquet Project is geologically situated in the southern part of the Abitibi Greenstone Belt and is geographically located approximately 50 km north of the city of Rouyn-Noranda. The Duparquet Project is part of a property ownership package that spans several kilometres of strike length along the prolific Destor-Porcupine Fault Zone, along with numerous mineralized splays and influential secondary lineaments. The Duparquet Project includes the past-producing Beattie and Donchester mines and as well as the Central Duparquet and Dumico deposits. In addition, the project is located adjacent and contiguous to our Pitt Gold and Duquesne projects, as well as the Porcupine East claim blocks that we recently acquired from IAMGOLD.

Analytical Laboratory and QA/QC Procedures

All sampling completed by First Mining within its exploration programs is subject to a Company standard of internal quality control and quality assurance (QA/QC) programs which include the insertion of certified reference materials, blank materials and a level of duplicate analysis. Core samples from the 2023 drilling program were sent to AGAT Laboratories in Thunder Bay where they were processed for gold analysis by 50 gram fire assay with an atomic absorption finish, and samples from selected holes were sent to AGAT Laboratories in Mississauga, Ontario, or Calgary, Alberta, for multi-element analysis (including silver) by inductively coupled plasma (ICP) method with a four acid digest. AGAT Laboratories systems conform to requirements of ISO/IEC Standard 17025 guidelines and meets assay requirements outlined for NI 43-101.

Qualified Person

Louis Martin, P.Geo., Senior Geologic Consultant of First Mining, is a "Qualified Person" for the purposes of NI 43-101 Standards of Disclosure for Mineral Projects, and has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a draft Environmental Impact Statement ("EIS") for the project published in June 2022, and the Duparquet, Pitt Gold, Duquesne and Porcupine East Gold Project in Quebec, a collection of advanced-stage development assets located on the Destor-Porcupine Fault Zone in the prolific Abitibi region.  First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with Auteco Minerals Ltd.), the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.), and a large equity interest in Treasury Metals Inc.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2022 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

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For further information: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 05-SEP-23